UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Periphas Capital Partnering Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

713895100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons PCPC Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,135,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,135,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.33%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 1,135,000 shares of Class A common stock (“Class A Shares”) acquirable in respect of (i) 828,000 Class F ordinary shares (“Class F Shares”), which convert on a one for one basis into Class A Shares at the time of the Issuer’s initial partnering transaction and (ii) 307,000 Class A Shares acquirable in respect of 245,600 Private Placement CAPS™ (the “CAPS”). Each CAPS represents the right to acquire one Class A Share and one-quarter warrant to acquire one Class A Share (“Private Warrants”) upon payment of $11.50 per share. See Item 4.

(2)

Calculated based on (i) 16,805,600 shares of Class A common stock outstanding as of December 28, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 29, 2021, and (ii) 1,135,000 shares of Class A common stock issuable in connection with conversion of the 828,000 Class F Shares and exercise and 245,600 CAPS beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons Sanjeev Mehra
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,135,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,135,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.33%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 1,135,000 shares of Class A common stock (“Class A Shares”) acquirable in respect of (i) 828,000 Class F ordinary shares (“Class F Shares”), which convert on a one for one basis into Class A Shares at the time of the Issuer’s initial partnering transaction and (ii) 307,000 Class A Shares acquirable in respect of 245,600 Private Placement CAPS™ (the “CAPS”). Each CAPS represents the right to acquire one Class A Share and one-quarter warrant to acquire one Class A Share (“Private Warrants”) upon payment of $11.50 per share. See Item 4.

(2)

Calculated based on (i) 16,805,600 shares of Class A common stock outstanding as of December 28, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 29, 2021, and (ii) 1,135,000 shares of Class A common stock issuable in connection with conversion of the 828,000 Class F Shares and exercise and 245,600 CAPS beneficially owned by the Reporting Persons.

Item 1(a).	Name of Issuer

Periphas Capital Partnering Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

667 Madison Avenue

New York, NY 10065

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	PCPC Holdings, LLC (the “Sponsor”)

(ii)	Sanjeev Mehra

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of each of the reporting persons is 667 Madison Avenue, New York, NY 10065.

Item 2(c).	Citizenship

The citizenship of PCPC Holdings, LLC is Delaware.

The citizenship of Sanjeev Mehra is the United States.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number

713895100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G Amendment No. 1 are incorporated herein by reference.

The Sponsor directly holds the reported securities. Neither the reported securities nor the amounts reflected on the cover pages of this Statement include Class A Shares acquirable upon conversion of 120,000 shares of Class B common stock (“Class B Shares”) held by the Reporting Person. 10,000 of such Class B Shares will automatically convert on the last day of each fiscal year following the Issuer’s initial partnering transactions, into a variable number of Class A Shares based upon a formula that reflects specified Issuer financial metrics and variable weighted average share price during such period, with a minimum conversion rate of one Class A Share for each 100 Class B Shares so converted.

Sanjeev Mehra controls the Sponsor and, as such, has voting and investment discretion with respect to the securities directly held by the Sponsor and therefore may be deemed to have beneficial ownership of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2022

PCPC Holdings, LLC

/s/ Sanjeev Mehra
Name:	Sanjeev Mehra
Title:	Chief Executive Officer

/s/ Sanjeev Mehra
Sanjeev Mehra

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022